Exhibit 99.2
Foamix Pharmaceuticals Ltd.

PROXY

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 13, 2017

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints each of Dov Tamarkin and Ilan Hadar as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Foamix Pharmaceuticals Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Thursday, June 15, 2017, at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at 2 Holzman Street, Weizmann Science Part, Rehovot, Israel, on Thursday, July 13, 2017 at 3:00 p.m. (local time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposals described below, this Proxy will be voted “FOR” such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
FOAMIX PGARMACEUTICALS LTD.
JULY 13, 2017

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓Please detach along perforated line and mail in envelope↓
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS ON
THE AGENDA OF THE MEETING

Please: (i) be certain to complete items 1-5 below; (ii) sign, date and return promptly in the enclosed envelope; and (iii) mark your vote in blue or black ink as shown here ☒.

VOTE
RESOLUTION
		For	Against	Abstain
#1	Appoint Kesselman & Kesselman (PwC Israel) as our independent registered public accounting firm for the year 2017, and authorize the Board to determine the compensation of the auditors.	☐	☐	☐

		For	Against	Abstain
#2	Ratify the election of Dr. Dalia Megiddo as a director of the Company.	☐	☐	☐

		For	Against	Abstain
#3	Approve the terms of compensation of Dr. Stanley Hirsch, our Chairman of the Board of Directors, for the year 2016 and onward.	☐	☐	☐

		For	Against	Abstain
#4	Approve the award of additional options and restricted share units to the Company’s non-executive directors.	☐	☐	☐

		For	Against	Abstain
#5	Approve an increase of the authorized share capital of the Company by an additional NIS 6,400,000 divided into 40,000,000 ordinary shares with a nominal value of NIS 0.16 per share.	☐	☐	☐

Name & Signature of shareholder	Date	Name & Signature of shareholder (if joint owners)	Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.